Exhibit 99.02

FFINEU INVESTMENTS LIMITED
FINANCIAL STATEMENTS
For the years ended March 31, 2017 and 2016

FFINEU INVESTMENTS LIMITED

Independent Auditor’s Report

To the Board of Directors and
Stockholders of FFINEU Investments Limited

We have audited the accompanying balance sheets of FFINEU Investments Limited (the Company) as of March 31, 2017 and 2016, and the related statements of operations, other comprehensive loss, stockholder’s equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFINEU Investments Limited as of March 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ WSRP, LLC

WSRP, LLC
Salt Lake City, Utah
June 29, 2017

FFINEU INVESTMENTS LIMITED

BALANCE SHEETS
	March 31, 2017	March 31, 2016

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$820,702	$394,752
Restricted cash	129,779	-
Other receivables	32,989	9,810
Prepaid expenses	1,113	4,333

Total current assets	984,583	408,895

NON-CURRENT ASSETS
Fixed assets, net	55,345	8,086
Deposits	1,068	1,139
Other assets	45,628	48,631

Total non-current assets	102,041	57,856

TOTAL ASSETS	$1,086,624	$466,751

LIABILITIES AND STOCKHOLDER’S EQUITY

CURRENT LIABILITIES
Client accounts	$128,529	$ -
Accounts payable	46,679	17,777
Accrued liabilities	277	2,954
Related party payables	260,776	277,782

Total current liabilities	436,261	298,513

STOCKHOLDER’S EQUITY
Common stock – As of March 31, 2017: 300,000 shares authorized, issued and outstanding (50,000 shares at par value 1.05868 and 250,000 shares at par value 1.2911). As of March 31, 2016: 250,000 shares authorized, issued and outstanding at par value 1.2911.	375,709	322,775
Additional paid-in capital	1,019,120	111,000
Accumulated deficit	(706,258)	(232,410)
Accumulated other comprehensive loss	(38,208)	(33,127)

Total stockholder’s equity	650,363	168,238

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1,086,624	$466,751

The accompanying notes are an integral part of these financial statements.

FFINEU INVESTMENTS LIMITED

STATEMENTS OF OPERATIONS

	Year ended
	March 31, 2017	March 31, 2016

REVENUES
Commission revenue	$8,123	$-
Commission expense	(1,466)	-

NET COMMISSION INCOME	6,657	-

OPERATING EXPENSES
Professional fees	103,414	50,925
General and administrative	373,844	119,798
Depreciation	1,711	545

Total operating expenses	478,969	171,268

LOSS FROM OPERATIONS	(472,312)	(171,268)

OTHER INCOME (EXPENSE)
Other income	-	48
Interest expense	(1,678)	-
Interest income	142	-

Total other income (expense)	(1,536)	48

NET LOSS BEFORE INCOME TAX	(473,848)	(171,220)

Income tax expense	-	-

NET LOSS	$(473,848)	$(171,220)

The accompanying notes are an integral part of these financial statements.

FFINEU INVESTMENTS LIMITED

STATEMENTS OF OTHER COMPREHENSIVE LOSS

	Year ended
	March 31, 2017	March 31, 2016

NET LOSS	$(473,848)	$(171,220)

Effect of foreign exchange transactions	(5,081)	10,499

TOTAL COMPREHENSIVE LOSS	$(478,929)	$(160,721)

The accompanying notes are an integral part of these financial statements.

FFINEU INVESTMENTS LIMITED

STATEMENTS OF STOCKHOLDER’S EQUITY

	Common stock		Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total stockholder’s equity
	Shares	Amount

Balance at March 31, 2015	250,000	$322,775	$-	$(61,190)	$(43,626)	$217,959

Capital contribution	-	-	111,000	-	-	111,000
Net loss	-	-	-	(171,220)	-	(171,220)
Foreign currency translation gain	-	-	-	-	10,499	10,499

Balance at March 31, 2016	250,000	$322,775	$111,000	$(232,410)	$(33,127)	$168,238

Stock issued for cash at $ 15.8802 per share	50,000	52,934	741,076	-	-	794,010
Capital contribution	-	-	167,044	-	-	167,044
Net loss	-	-	-	(473,848)	-	(473,848)
Foreign currency translation loss	-	-	-	-	(5,081)	(5,081)

Balance at March 31, 2017	300,000	$375,709	$1,019,120	$(706,258)	$(38,208)	$650,363

The accompanying notes are an integral part of these financial statements.

FFINEU INVESTMENTS LIMITED
STATEMENTS OF CASH FLOWS

	Year ended
	March 31, 2017	March 31, 2016
Cash Flows From Operating Activities

Net loss	$(473,848)	$(171,220)

Adjustments to reconcile net loss to cash used in operating activities:
Depreciation	1,711	545

Changes in operating assets and liabilities:
Prepaid expenses	3,039	(2,702)
Other receivables	(24,269)	(9,509)
Other assets	232	(48,245)
Accounts payable	30,495	11,908
Client accounts	131,399	-
Accrued liabilities	(2,562)	2,800

Net cash used in operating activities	(333,803)	(216,423)

Cash Flows From Investing Activities
Purchase of fixed assets	(50,491)	(7,581)

Net cash used in investing activities	(50,491)	(7,581)
Cash Flows From Financing Activities
(Paid to)/proceeds from related party payables	(1,189)	220,720
Proceeds from issuance of common stock	794,010	-
Сapital contributions	167,044	111,000

Net cash from financing activities	959,865	331,720
Effect of foreign exchange transactions	(19,842)	17,959

NET CHANGE IN CASH AND CASH EQUIVALENTS	555,729	125,675
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	394,752	269,077
CASH AND CASH EQUIVALENTS, END OF PERIOD	$950,481	$394,752

Supplemental disclosure of cash flow information:
Income taxes paid	$-	$-
Cash paid for interest	$51	$-

The accompanying notes are an integral part of these financial statements.

FFINEU INVESTMENTS LIMITED

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2017

Note 1 – Description of Business

FFINEU Investments Limited (the “Company”) was incorporated in Cyprus on August 5, 2013, as a private limited liability company under the Cyprus Companies Law, Cap. 113. The Company’s registered office is located at Aglantzias, 15, 1st floor, Flat\Office 101, Aglantzia, 2108, Nicosia, Cyprus.

The principal activities of the Company are the provision of investment and ancillary services. Investment services primarily include the receipt and transmission of customers’ orders and execution of orders on behalf of clients. Ancillary services include, among other things, safekeeping and administration of financial instruments, including custodianship and related services, marginal lending, and foreign exchange services if these services are connected to providing investment services.

The Company completed its regulatory licensing in May 2015. During the year ended March 31, 2017, the Company activated its license for reception and transmission of clients’ orders which allows the Company to open brokerage accounts for clients for the purpose of selling securities. The Company also activated its license for execution of client’s orders.

There is no guarantee that the Company will be able to raise capital through any type of offering or to receive additional capital contributions from Mr. Turlov.

Note 2 – Summary of Significant Accounting Policies

Accounting Principles

The Company’s accounting policies conform to accounting principles generally accepted in the United States of America (GAAP).

These financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

FFINEU INVESTMENTS LIMITED

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2017

Revenue Recognition

Subject to compliance with regulatory requirements and the commencement of investment and ancillary services as a Cypriot Investment Firm (CIF), commission revenue from brokerage services are recorded on the trade date of the transaction. Interest income on margin lending and fees on custody services are recognized as revenue in the period when earned. The Company does not participate in any proprietary securities transactions. For the year ended March 31, 2017, the Company had revenue from brokerage commissions which was not sufficient to cover its operating costs as it pursued the licensing process and worked to put in place the necessary infrastructure to become a CIF. For the year ended March 31, 2016, the Company had not established an ongoing source of revenue.

Comprehensive income (loss)

Accumulated other comprehensive income (loss) comprised of foreign currency loss of $38,208 and $33,127 at March 31, 2017 and 2016, respectively.

Functional currency

Management has adopted ASC 830, Foreign Currency Translation Matters as it pertains to its foreign currency translation. The Company’s functional and reporting currency is the Euro and United States dollar, respectively. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at rates of exchange in effect at the date of the transaction. Average monthly rates are used to translate revenues and expenses. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Cash and Cash Equivalents

Cash equivalents are generally comprised of certain highly liquid investments with maturities of three months or less at the date of purchase.

Fixed Assets

Fixed assets are carried at cost, net of accumulated depreciation. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range between three and seven years.

FFINEU INVESTMENTS LIMITED

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2017

Advertising Expense

For the years ended March 31, 2017 and 2016, the Company had no expenses related to advertising because it engaged in no advertising activities. At such time as the Company undertakes advertising activities, all costs associated with advertising will be expensed in the period incurred.

Impairment of Long Lived Assets

In accordance with the accounting guidance for the impairment or disposal of long-lived assets, the Company periodically evaluates the carrying value of long-lived assets to be held and used when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. As of March 31, 2017 and 2016, the Company had not recorded any charges for impairment of long-lived assets.

Income Taxes

The Company recognizes deferred tax liabilities and assets based on the difference between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Income tax expense differs from amounts that would be calculated by applying the federal statutory rate because of the federal surtax, state income tax rates, certain nondeductible expenses, and net operating loss carrybacks, if any.

The Company will include interest and penalties arising from the underpayment of income taxes in the statement of operations in the provision for income taxes. As of March 31, 2017 and 2016, the Company had no accrued interest or penalties related to uncertain tax positions. Tax years that remain subject to examination are years 2013 forward.

FFINEU INVESTMENTS LIMITED

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2017

Financial Instruments

Financial instruments include employee receivables, prepaid expenses, accounts payable, and accrued expenses. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near term nature or by comparable financial instruments’ market value.

Leases

Rentals payable under operating leases are charged to expense on a straight-line basis over the term of the relevant lease. Contingent rentals arising under operating leases are recognized as an expense in the period in which they incurred.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, “Revenue from Contracts with Customers.” Revenue is an important number to users of financial statements in assessing an entity’s financial performance and position. Previous revenue recognition guidance in GAAP comprised broad revenue recognition concepts together with numerous revenue requirements for particular industries or transactions, which sometimes resulted in different accounting for economically similar transactions. Accordingly, the FASB and the International Accounting Standards Board (IASB) initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for GAAP and International Financial Reporting Standards (IFRS) that would:

1.
Remove inconsistencies and weaknesses in revenue requirements.
2.
Provide a more robust framework for addressing revenue issues.
3.
Improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets.
4.
Provide more useful information to users of financial statements through improved disclosure requirements.
5.
Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.

To meet these objectives, the FASB is amending the FASB Accounting Standards Codification (ASC) and creating a new Topic 606, “Revenue from Contracts with Customers.” The Company will be evaluating the impact of ASU 2014-09 as it pertains to the Company’s financial statements and other required disclosures on an ongoing basis until its eventual adoption and incorporation. The amendment is effective for fiscal years beginning after December 15, 2017.

FFINEU INVESTMENTS LIMITED

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2017

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” This new guidance requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the new guidance. The new guidance is effective for the Company on April 1, 2017, with early adoption permitted as of the beginning of an interim or annual reporting period. The new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company is evaluating the impact that the new guidance will have on its financial statements and related disclosures.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.” This ASU requires entities to measure equity investments that do not result in consolidation and are not accounted for under the equity method at fair value and recognize any changes in fair value in net income unless the investments qualify for the new practicability exception. Entities will also have to record changes in instrument-specific credit risk for financial liabilities measured under the fair value option in other comprehensive income. In addition, entities will be required to present enhanced disclosures of financial assets and financial liabilities. The guidance is effective beginning January 1, 2018, with early adoption of certain provisions of the ASU permitted. The Company is currently evaluating the impact of the new guidance on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” This ASU requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than 12 months. Recognition, measurement and presentation of expenses will depend on classification as a finance or operating lease. The amendments also require certain quantitative and qualitative disclosures. Accounting guidance for lessors is largely unchanged. The guidance is effective beginning January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on its financial statements.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230), Restricted Cash.” This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact of the new guidance on its financial statements.

FFINEU INVESTMENTS LIMITED

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2017

Note 3 – Cash and Cash Equivalents

As of March 31, 2017 and 2016, unrestricted cash balance totaled $820,702 and $394,752, respectively, and restricted cash totaled $129,779 and $0, respectively. Restricted cash is amount of client’s cash owned by clients on personal brokerage accounts in intermediary broker.

As of March 31, 2017 and 2016, major part of cash and cash equivalents, were placed in Piraeus Bank in the amount of $782,004 and $107,750, respectively, that are covered by the Deposit Guarantee and Resolution of Credit and Other Institution Scheme (DGS) totaling $107,357 and $107,750, respectively.

As of March 31, 2017 and 2016 cash equivalents are not covered by DGS and Deposit Insurance Agency (DIA) (for deposits placed in Russian Federation) limits total $815,485 and $173,152, respectively.

Note 4 – Other Receivables

Other receivables as of March 31, 2017 and 2016, present value-added tax (VAT) recoverable in the amounts of $32,989 and $9,810, respectively. The VAT rate is 19% and applies to the Company’s sales of fixed assets and imports of goods and services to Cyprus (VAT output) or purchases of goods and services, which are subject to VAT in Cyprus (VAT input). Recoverable amounts occurred in each period due to an excess of purchases of goods and services subject to VAT over sales of goods and services subject to VAT. This recoverable amount can either be refunded or offset with future VAT liabilities.

Note 5 – Fixed Assets, Net
	March 31,	March 31,
	2017	2016

Office equipment	$4,286	$4,500
Furniture and fixtures	6,289	3,661
Software	47,022	466

Total fixed assets	57,597	8,627

Less Accumulated depreciation	(2,252)	(541)

Fixed assets, net	$55,345	$8,086

FFINEU INVESTMENTS LIMITED

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2017

During the years ended March 31, 2017 and 2016 depreciation expense totaled $1,711 and $545, respectively.

Note 6 – Other Assets

As of March 31, 2017 and 2016, other assets reflect amounts paid to the Investor Compensation Fund of the Securities and Exchange Commission of the Republic of Cyprus (CySEC) totaling $45,628 and $48,631, respectively, in order to obtain membership status, as prescribed by the securities laws of the Republic of Cyprus and relevant CySEC Directives. These contributions will be refundable in the event the Company terminates its investment firm licenses.

As of March 31, 2017 and 2016, the Company had not recorded any charges for impairment of other assets.

Note 7 –Related party transactions

The total loan balance payable to Timur Turlov as of March 31, 2017 and 2016, were $260,776 and $277,782, respectively.

1% interest per year was applied to the outstanding balance of related party payables starting June 30, 2016, according to resolutions agreed to between Timur Turlov and the Company.

The total client account balance of Timur Turlov as of March 31,2017 and 2016, were $21,660 and $0, respectively.

Note 8 – Stockholder’s equity

Common stock

As of March 31, 2017, the Company had 300,000 shares of common stock authorized, issued and outstanding with an average par value of $1.2524 per share for the total amount of $375,709.

On September 15, 2014, Timur Turlov purchased 250,000 shares of common stock, recorded at $322,775 as an increase in common stock at $1.2911 per share.

FFINEU INVESTMENTS LIMITED

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2017

On November 21, 2016, the Company issued 50,000 shares to Timur Turlov for the consideration of $794,010. According to the resolution, $52,934 was recorded as an increase in common stock at $1.05868 per share. The remaining amount of $741,076 was recorded as additional paid in capital.

Additional paid in capital

On July 1, 2015, the Company received a capital contribution from Timur Turlov, its sole shareholder, of $111,000.

On July 20, 2016, September 7, 2016 and September 27, 2016, the Company received capital contributions from Timur Turlov, its sole stockholder, of $110,095, $777, and $56,172, respectively.

Note 9 – Deferred tax assets

Components of the net deferred tax asset, including a valuation allowance, at March 31, 2017 and 2016 are as follows:
	March 31, 2017	March 31, 2016
Deferred tax assets:
Net operating loss carryforward	$86,751	$26,880
Less: Valuation allowance	(86,751)	(26,880)

Net deferred tax asset	$-	$-

The valuation allowance for deferred tax assets as of March 31, 2017 and 2016, was $86,751 and $26,880, respectively. In assessing the recovery of the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Management considers the scheduled reversals of future deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment.

The Company is subject to Cyprus income taxes at rate of 12.5%. The reconciliation of the provision for income taxes at tax rate 12.5% compared to the Company’s income tax expense as reported is as follows:

FFINEU INVESTMENTS LIMITED

NOTES TO FINANCIAL STATEMENTS MARCH 31, 2017

	March 31, 2017	March 31, 2016

Loss before income tax at 12.5%	$59,231	$21,402
Permanent difference	640	25
Valuation allowance	(59,871)	(21,427)

Income tax provision	$-	$-

Note 10 – Lease Commitments

The Company leases office spaces under lease agreements. These lease agreements expire on November 30, 2018. The table below shows approximate future lease commitments:

Lease commitments

Fiscal year ending March 31, 2018	$18,357
Fiscal year ending March 31, 2019	6,363
Total	$24,720

The Company’s rent expense for office space was $17,644 and $8,558 for the years ended March 31, 2016 and 2015, respectively.

Note 11 – Subsequent Events

The Company evaluated all material events and transactions that occurred after March 31, 2017 through June 29, 2017, the date these financial statements were available to be issued. During this period the Company did not have any material recognizable subsequent events.